[redacted]

06022825

DC

104169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act

January 18, 2006

Samuel A. Guess
Associate General Counsel
Legal Department, Corporate Division
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/18/2006

Re: Wal-Mart Stores, Inc.
Incoming letter dated December 19, 2005

Dear Mr. Guess:

This is in response to your letters dated December 19, 2005 and January 17, 2006 concerning the shareholder proposal submitted to Wal-Mart by William Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

WAL★MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 273-4505
Fax: (479) 277-5991

Samuel A. Guess
Associate General Counsel

December 19, 2005

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials Shareholder Proposal of Michael Steiner and his proxy, John Chevedden

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"). The Proposal was submitted by Michael Steiner and his proxy, John Chevedden (the "Proponents"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2006 Proxy Materials for the reasons described below. A copy of the original and revised Proposal and related correspondence are attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Wal-Mart plans to commence the printing of the 2006 Proxy Materials on or about April 11, 2006 so that it may begin mailing the 2006 Proxy Materials no later than April 14, 2006. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on October 25, 2005 via electronic mail and October 31, 2005 via facsimile, although the cover letter of the facsimile was dated October 13, 2005. The

Proposal requests that the Board of Directors of Wal-Mart adopt cumulative voting for the election of directors as a bylaw.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2006 Proxy Materials on the grounds that the Proponents failed to meet eligibility requirements set forth in Rule 14a-8(b).

The Proponent Failed to Meet Eligibility Requirements Set Forth in Rule 14a-8(b)

Wal-Mart may exclude a shareholder proposal pursuant to Rule 14a-8 if the proponent fails to meet the eligibility requirements set forth in Rule 14a-8(b) and fails to cure such defect after notice thereof within the time period set forth in Rule 14a-8(f).

Rule 14a-8(b)(2) provides that a proponent who does not own its shares of record must provide a written statement from the record holder of its securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of securities for one year. The Proponents are not record holders of shares of Wal-Mart stock. By letter dated November 2, 2005, attached as Exhibit B, Wal-Mart advised the Proponents of the need to prove eligibility to submit the Proposal and the documentation that would constitute sufficient proof in accordance with Rule 14a-8, and in addition, the Company provided a copy of Rule 14a-8. Wal-Mart's letter also stated that if Wal-Mart did not receive the Proponents' response in compliance with these requirements within 14 days, Wal-Mart intended to omit the Proposal from the 2006 Proxy Materials. Via facsimile on December 16, 2005, the Proponents delivered to Wal-Mart a copy of a letter from DJF Discount Brokers, attached as Exhibit C, purportedly evidencing its ownership of at least $2,000 in market value of Wal-Mart stock for one year as of the date of the Proposal. Upon further inquiry of the broker, Wal-Mart discovered that the shares referenced in the letter have only been held by William Steiner since March 31, 2005, less than one year from the date of the Proposal. The confirmation of Proponents' actual date of ownership, verified by Mark Filiberto, the president of DJF Discount Brokers, is attached hereto as Exhibit D. Based on our records, Proponent, John Chevedden, did not submit any evidence of ownership of shares of Wal-Mart stock.

As a result, the Proponents have failed to verify that they owned the requisite number of shares continuously for at least one year prior to the date the Proponents submitted the Proposal. Accordingly, the Proponents failed to comply with the eligibility requirements within the 14-day time period set forth in Rule 14a-8(f).

In light of the fact that the Proponents have not met the above-described eligibility requirement to submit a shareholder proposal and have failed to provide the required documentary evidence of ownership within 14 days after receipt of notice thereof from Wal-Mart, Wal-Mart has concluded that it may exclude the Proposal from the 2006 Proxy Materials pursuant to Rule 14a-8(b) and (f). The Staff has previously granted no-action in situations where the proponent's evidence of share ownership was similarly deficient; *See* Transocean Inc. (March 7, 2003) (proponent held shares for only eleven months prior to the proposal submission date); AutoNation, Inc. (March 14, 2003) (proponent held shares for two days less than the one-year period).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2006 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2006 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2006 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

cc: William Steiner
112 Abbottsford Gate
Piermont, NY 10968

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Enclosures

EXHIBIT A

Sam Guess - Legal

Subject: RE: LtrToPres# 000000003484333: Subject: OTHER

-----Original Message-----
From: arsystem@wal-mart.com
Sent: Friday, October 28, 2005 7:32 PM
To: D'Mar Phillips
Subject: CTR:LtrToPres# 000000003484333: Subject: OTHER

Incoming Email from Wal-Mart Interactive Web Site #000000003484333

Create Time : 14:53
Create Date : 2005/10/28
Create-date : 10/28/05 14:53:33
Last-modified-by : mbweeks
Modified-date : 10/28/05 19:31:46
Entry-Id : 000000003484333
Processed by :
Processed Date :
Processed Time :
Submit Host : wasi08
Submit Time : 10/25/05 23:21:46
Order # :
First Name : John
Last Name : Chevedden
Help Desk Ticket :
Zip 5 digit : 90278
Service Desk Code :
Daytime Phone : 310-371-7872
Phone # : 371-7872
Customer Email : olmsted7p@earthlink.net
Roll ID :
Address : 2215 Nelson Ave., 205
Zip : 90278
City : Redondo Beach
State : CA
Notes :

Mr. S. Robson Walton
Chairman
Wal-Mart Stores, Inc. (WMT)
702 SW 8th St
Bentonville AR 72716
cc: Thomas D. Hyde
Corporate Secretary
Phone: 479 273-4000
Fax: 479 273-4053

Rule 14a-8 proposal for 2006 annual meeting

[October 25, 2005]
3 ? Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting as a bylaw (if practicable) or long-term policy. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005. Cumulative voting also won an all-time record support for any GM shareholder proposal topic at the 2005 GM annual meeting ? more than 49% of the yes and no votes. Thus I believe this proposal could be a contender to obtain a substantial vote at our company?s meeting today.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

o The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:

"F" in Overall Board Effectiveness.
"D" in Board Composition.
"F" in CEO Compensation.

Overall Governance Risk Assessment = High

o 6 of our outside directors have reported relationships with the company that could be a conflict of interest ? Independence concern.

o Plus 2 of our directors were insiders ? Independence concern.

o Two of our directors were designated "problem directors" by The Corporate Library:

1) Mr. Villarreal ? because he chaired the executive compensation committee at Wal-Mart, which received a CEO Compensation rating of "F" by The Corporate Library.

o Thus our Lead Director was also a "problem director" ? Oversight concern.

2) Mr. Opie ? because of his service as the Lead Director of Delphi Corporation, which filed for Chapter 11 bankruptcy in 2005.

o Our full board met only 4-times in a year ? Oversight concern. This compares to 10 meetings for our Audit Committee.

I believe Cumulative voting will improve our corporate governance and increase the possibility of electing at least one director with a specialized expertise or independence needed at our company.

Cumulative voting allows a significant group of shareholders to elect a director or directors of its choice ? safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

Cumulative Voting

Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

o the company objects to factual assertions because they are not supported;

o the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

o the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

o the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Division : STORES
Subject : OTHER
Site City :
Site State :
Site ID :
Site Address :
Membership # :
Brand Name :
Product Name :
Comments: : Mr. S. Robson Walton
Chairman
Wal-Mart Stores, Inc. (WMT)
702 SW 8th St
Bentonville AR 72716

cc: Thomas D. Hyde
Corporate Secretary
Phone: 479 273-4000
Fax: 479 273-4053

Rule 14a-8 proposal for 2006 annual meeting

[October 25, 2005]
3 ? Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting as a bylaw (if practicable) or long-term policy. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005. Cumulative voting also won an all-time record support for any GM shareholder proposal topic at the 2005 GM annual meeting ? more than 49% of the yes and no votes. Thus I believe this proposal could be a contender to obtain a substantial vote at our company?s meeting today.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

o The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:

"F" in Overall Board Effectiveness.
"D" in Board Composition.
"F" in CEO Compensation.

Overall Governance Risk Assessment = High

o 6 of our outside directors have reported relationships with the company that could be a conflict of interest ? Independence concern.

o Plus 2 of our directors were insiders ? Independence concern.

o Two of our directors were designated "problem directors" by The Corporate Library:

1) Mr. Villarreal ? because he chaired the executive compensation committee at Wal-Mart, which received a CEO Compensation rating of "F" by The Corporate Library.

o Thus our Lead Director was also a "problem director" ? Oversight concern.

2) Mr. Opie ? because of his service as the Lead Director of Delphi Corporation, which filed for Chapter 11 bankruptcy in 2005.

o Our full board met only 4-times in a year ? Oversight concern. This compares to 10 meetings for our Audit Committee.

I believe Cumulative voting will improve our corporate governance and increase the possibility of electing at least one director with a specialized expertise or independence needed at our company.

Cumulative voting allows a significant group of shareholders to elect a director or directors of its choice ? safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

Cumulative Voting
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

o the company objects to factual assertions because they are not supported;

o the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

o the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

o the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

Dup-Id :
Store # :
Submitter : ebusapps
Information :
Attachment Field :

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. S. Robson Walton
Chairman
Wal-Mart Stores, Inc. (WMT)
702 SW 8th St
Bentonville AR 72716

Dear Mr. Walton,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner 10/13/05
William Steiner Date

cc: Thomas D. Hyde
Corporate Secretary
Phone: 479 273-4000
Fax: 479 273-4053
FX: 479-277-5991

[October 25, 2005]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting as a bylaw (if practicable) or long-term policy. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005. Cumulative voting also won an all-time record support for any GM shareholder proposal topic at the 2005 GM annual meeting – more than 49% of the yes and no votes. Thus I believe this proposal could be a contender to obtain a substantial vote at our company's meeting today.

Progress Begins with One Step

It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

• The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:

"F" in Overall Board Effectiveness.
"D" in Board Composition.
"F" in CEO Compensation.
Overall Governance Risk Assessment = High

• 6 of our outside directors have reported relationships with the company that could be a conflict of interest – Independence concern.

• Plus 2 of our directors were insiders – Independence concern.

• Two of our directors were designated "problem directors" by The Corporate Library:

1) Mr. Villarreal – because he chaired the executive compensation committee at Wal-Mart, which received a CEO Compensation rating of "F" by The Corporate Library.

• Thus our Lead Director was also a "problem director" – Oversight concern.

2) Mr. Opie – because of his service as the Lead Director of Delphi Corporation, which filed for Chapter 11 bankruptcy in 2005.

• Our full board met only 4-times in a year – Oversight concern. This compares to 10 meetings for our Audit Committee.

I believe Cumulative voting will improve our corporate governance and increase the possibility of electing at least one director with a specialized expertise or independence needed at our company.

Cumulative voting allows a significant group of shareholders to elect a director or directors of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

Cumulative Voting
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

November 30, 2005

VIA FEDERAL EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

William Steiner
112 Abbottsford Gate
Piermont, New York 10968

Dear Mr. Chevedden and Mr. Steiner:

After review and consideration of the shareholder proposal (the "Proposal") you originally submitted on or about October 31, 2005, Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") believes that one reference in the Proposal is impermissibly false and misleading. The proposal indicates that Wal-Mart Stores, Inc. received an "F" rating in "Overall Board Effectiveness." This is incorrect, and Wal-Mart requests that the Proposal be modified accordingly to accurately reflect the rating indicated in The Corporate Library Report. Please revise the Proposal and submit the revised version within seven days of your receipt of this letter. If the Company does not receive a revised version of the Proposal within that time, it will assume you have no desire to make such revisions. Lastly, please be reminded that the revised Proposal should be consistent with the proxy rules regarding shareholder proposals that the Company forwarded to you on November 3, 2005.

Sincerely,

Samuel A. Guess

Sam Guess - Legal

From: J [olmsted7p@earthlink.net]
Sent: Monday, December 05, 2005 3:31 PM
To: Sam Guess - Legal
Subject: (WMT)

Mr. Guess,
This is the change requested.
Sincerely,
John Chevedden

[December 5, 2005]
3 Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting as a bylaw (if practicable) or long-term policy. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005. Cumulative voting also won an all-time record support for any GM shareholder proposal topic at the 2005 GM annual meeting more than 49% of the yes and no votes. Thus I believe this proposal could be a contender to obtain a substantial vote at our company's meeting today.

Progress Begins with One Step
It is important to take one step forward in our corporate governance and adopt the above RESOLVED statement since our 2005 governance standards were not impeccable. For instance in 2005 it was reported (and certain concerns are noted):
o The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
"D" in Overall Board Effectiveness.
"D" in Board Composition.
"F" in CEO Compensation.
Overall Governance Risk Assessment = High

o 6 of our outside directors have reported relationships with the company that could be a conflict of interest Independence concern.
o Plus 2 of our directors were insiders Independence concern.

o Two of our directors were designated "problem directors" by The Corporate

Library:
1) Mr. Villarreal because he chaired the executive compensation committee at Wal-Mart, which received a CEO Compensation rating of "F" by The Corporate Library.
o Thus our Lead Director was also a "problem director" Oversight concern.
2) Mr. Opie because of his service as the Lead Director of Delphi Corporation, which filed for Chapter 11 bankruptcy in 2005.
o Our full board met only 4-times in a year Oversight concern. This compares to 10 meetings for our Audit Committee.

I believe Cumulative voting will improve our corporate governance and increase the possibility of electing at least one director with a specialized expertise or independence needed at our company.

Cumulative voting allows a significant group of shareholders to elect a director or directors of its choice safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

Cumulative Voting
Yes on 3

EXHIBIT B

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel, Corporate Governance

November 2, 2005

VIA FEDERAL EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

William Steiner
112 Abbottsford Gate
Piermont, New York 10968

Dear Mr. Chevedden and Mr. Steiner:

On October 31, 2005, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") adopt cumulative voting as a bylaw or long-term policy. Under the Securities and Exchange Commission's Rule14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2006 Proxy Statement.

The Company is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Samuel A. Guess

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree**

with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

  (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

  (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

DJF

DISCOUNT BROKERS

Date: 14 November 2005

To whom it may concern:

As introducing broker for the account of William Steiner, account number AHS-000736, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3000 shares of Wal Mart Stores; having held at least two thousand dollars worth of the above mentioned security since the following date: 3/31/2005, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Post-it® Fax Note 7671	Date 11-16-05 # of pages ▶
To Samuel Gross	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 479-277-5991	Fax #

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

EXHIBIT D

Sam Guess - Legal

From: Mark Filiberto [mark@djfdis.com]
Sent: Thursday, December 15, 2005 1:05 PM
To: Sam Guess - Legal
Subject: William Steiner

Mr. Guess,
William Steiner first purchased shares of WalMart on 3-31-2005. He did not own any shares in the company prior to this date, thus not holding shares for one year.

Yours truly,
Mark Filiberto
President
DJF Discount Brokers, Inc.

WAL*MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 273-4505
Fax: (479) 277-5991

Samuel A. Guess
Associate General Counsel

January 17, 2006

VIA FACSIMILE (202) 772-9201

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials Shareholder Proposal of William Steiner and his proxy, John Chevedden

Ladies and Gentlemen:

On December 19, 2005, Wal-Mart Stores, Inc. ("Wal-Mart") forwarded to the Securities and Exchange Commission a letter regarding its intention to exclude the above-referenced shareholder proposal from the proxy materials for Wal-Mart's 2006 Annual Meeting of Shareholders. The letter referred to the proponent incorrectly as Michael Steiner rather than as William Steiner. As such, any reference in the December 19, 2005 letter to the proponents should be to William Steiner and his proxy, John Chevedden. I apologize for any inconvenience this may have caused.

Respectfully Submitted,

Samuel A. Guess

Samuel A. Guess

cc: William Steiner
112 Abbottsford Gate
Piermont, NY 10968

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PC Docs No. 1906616 v2

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wal-Mart Stores, Inc.
Incoming letter dated December 19, 2005

The proposal relates to cumulative voting.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under Rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Wal-Mart's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser